1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

REZA PISHVA

reza.pishva@dechert.com
+1 202 261 3459 Direct
+1 202 261 3333 Fax

August 31, 2007

VIA EDGAR

Mr. Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Equity Trust (File Nos. 333-56881 and 811-08817)

ING Funds Trust (File Nos. 333-59745 and 811-08895)

ING Investment Funds, Inc. (File Nos. 002-34552 and 811-01939)

ING Mayflower Trust (File Nos. 033-67852 and 811-07978)

ING Mutual Funds (File Nos. 033-56094 and 811-07428)

ING Senior Income Fund (File Nos. 333-54910 and 811-10223)

Dear Mr. Thompson:

This letter responds to comments that you provided to me via telephone on August 21, 2007, in connection with your review of the Proxy Statement filed on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, on behalf of ING Equity Trust, ING Funds Trust, ING Investment Funds, Inc., ING Mayflower Trust, ING Mutual Funds and ING Senior Income Fund (the “Registrants”) and their series (the “Funds”), on August 13, 2007.  The comments and the Registrants’ responses are as follows:

GENERAL COMMENTS

1.                                      Comment.  The date that the Proxy Statement is to be mailed to shareholders is first mentioned on page 4 of the Proxy Statement.  Please include the date that the Proxy Statement is to be mailed to shareholders on page 1 of the Proxy Statement as required by Item 1(b) of Schedule 14A.

*                                         Response.  The disclosure in the Proxy Statement has been revised in response to your comment.

2.                                      Comment.  Page 36.  Please clarify the effect that an abstention or broker non-vote will have with respect to each proposal in the Proxy Statement.

Boston Charlotte Harrisburg Hartford New York Newport Beach Palo Alto Philadelphia Princeton San Francisco Washington DC Brussels Frankfurt London Luxembourg Munich Paris

Response.  The disclosure in the Proxy Statement has been revised in response to your comment.

3.                                      Comment.  Page 36. Please clarify the basis by which the Funds will share the costs associated with obtaining shareholder approval of the proposals.

Response.  The disclosure in the Proxy Statement has been revised in response to your comment.

4.                                      Comment.  Supplementally, please explain the rationale for not specifically listing on the proxy cards the Funds that are affected by Proposals two and three.

Response.  The proxy cards have been revised.  Each proxy card will be tailored by Fund with the applicable proposal(s).

5.                                      Comment.  Please provide the Staff with a “Tandy Letter” with respect to the Proxy Statement.

Response.  The requested representation letter is attached as Exhibit A.

PROPOSAL TWO

6.                                      Comment.  Pages 24-25 of the Proxy Statement discloses that the Funds are seeking shareholder approval to also apply the Manager-of-Manager arrangement to Affiliated Sub-Advisers, subject to necessary regulatory relief.  Please revise the disclosure to specify the conditions under which the Adviser would be able to change or materially amend a sub-advisory agreement with an Affiliated Sub-Adviser without obtaining shareholder approval.  In addition, please disclose that if any future regulation or exemptive order proposes conditions that are materially different from the conditions of the current Exemptive Order, the proposal to apply the Manager-of-Managers arrangement to Affiliated Sub-Advisers will be submitted to the affected Funds’ shareholders for approval.

Alternatively, if the Funds do not intend to go forward with the request to apply the Manager-of-Managers arrangement to Affiliated Sub-Advisers, please delete the request from pages 24-25 of the Proxy Statement.

Response.  The disclosure in the Proxy Statement has been deleted in response to your comment.

PROPOSAL THREE

7.                                      Comment.  Page 28.  Please add “Certain Funds” to the title of Proposal Three.

Response.  The disclosure in the Proxy Statement has been revised in response to your comment.

PROPOSAL FIVE

8.                                      Comment.  Page 31.  Under the proposal to modify ING GNMA Income Fund’s investment restriction regarding lending, please disclose the new limit, if any, on investment of the Fund’s assets in repurchase agreements that mature in more than seven days.

Response.  Under the proposed investment restriction regarding lending there is no specific limitation on repurchase agreements.

9.                                      Comment.  Page 31.  Please explain why the proposed modification to ING GNMA Income Fund’s investment restriction regarding lending excludes repurchase agreements and lending securities from the definition of “making of loans.”

Response.  The disclosure in the Proxy Statement has been modified in response to your comment.

10.                               Comment.  Page 31.  Please elaborate on how the ING GNMA Income Fund’s investment restriction regarding lending is more restrictive than is required under the Investment Company Act of 1940, as amended.

Response.  The disclosure in the Proxy Statement has been revised in response to your comment.

*                                         *              *

If you have any questions, please do not hesitate to contact the undersigned at 202-261-3459.

Best regards,

s/ Reza Pishva
Reza Pishva

Attachments

cc:                                 Huey P. Falgout, Jr.

Paul A. Caldarelli

ING Investments, LLC

Jeffrey S. Puretz

Dechert LLP

EXHIBIT A

[ING LOGO]

AUGUST 31, 2007

VIA EDGAR

Mr. Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ING Equity Trust (File Nos. 333-56881 and 811-08817)
ING Funds Trust (File Nos. 333-59745 and 811-08895)
ING Investment Funds, Inc. (File Nos. 002-34552 and 811-01939)
ING Mayflower Trust (File Nos. 033-67852 and 811-07978)
ING Mutual Funds (File Nos. 033-56094 and 811-07428)
ING Senior Income Fund (File Nos. 333-54910 and 811-10223) (the “Registrants”)

Dear Mr. Thompson;

The Registrants are responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services